January 22, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ReneSola Ltd Registration Statement on Form S-3 filed January 15, 2021 File No. 333-252137

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, ReneSola Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:00 a.m., Eastern Time, on January 25, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

If you have any questions regarding this request, please contact Ben James of Kirkland & Ellis International LLP at +852 3761-3412.

Very truly yours,

RENESOLA LTD

By:	/s/ Ke Chen
Name: Ke Chen
Title: Director and Chief Financial Officer